FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_      Form 3 Holdings Reported
___      Form 4 Transaction


1. Name and Address of Reporting Person:              Robert H. Walker
                                                      2852 Chargleman Drive
                                                      Virginia Beach, VA 23451
2. Date of Event Requiring Statement:                 01/00
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:          CDAO
5. Relation of Reporting Person to Issuer             X Director
                                                      _ 10% owner
                                                      _ Officer (Title):
                                                      _ Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security:                   Common Stock
2. Amount of Securities                 60,000  shares
Beneficially Owned:
3. Ownership Form;                      D
Direct (D) or Indirect (I):
4. Nature of Indirect Beneficial        n/a
Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.



TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:
EXPLANATION OF RESPONSES:

Mr. Walker acquired 60,000 of his shares prior to March 1997 and prior to becoming a Director in 2000



/s/ Robert H.  Walker                                    Date: November 7, 2000
------------------------------------------------
Robert H.  Walker
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).